CIK-315189


10010091

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2009

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Savings and Investment Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

JOHN DEERE SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the John Deere Savings and Investment Plan (the "Plan") as of October 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended October 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of October 31, 2009, and (2) delinquent participant contributions for the year ended October 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2010

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2009 AND 2008 (IN THOUSANDS)

ASSETS:	2009	2008
NONINTEREST-BEARING CASH	$ 366	$ 741
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	498,862	533,047
Deere & Company Common Stock Fund	299,919	226,023
Fidelity Intermediate Bond Commingled Pool	62,863	56,448
Mutual Funds	1,689,784	1,326,826
Fidelity BrokerageLink Accounts	138,958	118,375
Loans to participants	29,467	27,024
Total investments	2,719,853	2,287,743
RECEIVABLES:		
Due from broker	10,621	13,735
Accrued income and other receivables	9,178	10,987
Total receivables	19,799	24,722
TOTAL ASSETS	2,740,018	2,313,206
LIABILITIES:		
Due to broker	15,445	13,629
Other liabilities	3,332	4,277
	18,777	17,906
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	2,721,241	2,295,300
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(12,549)	5,256
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,708,692	$ 2,300,556

See notes to financial statements.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2009 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 134,202
Company	108,328
Total contributions	242,530
INVESTMENT INCOME:	
Net appreciation in fair value of investments	278,355
Interest and dividends	54,894
Net investment income	333,249
Net transfers from affiliate plans	202
TOTAL ADDITIONS	575,981
DEDUCTIONS:	
Benefits paid to participants	167,845
INCREASE IN NET ASSETS	408,136
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	2,300,556
End of year	$ 2,708,692

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Savings and Investment Plan (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established July 1, 1984 by Deere & Company (the "Company") for eligible employees of the Company and its subsidiaries. The purpose of the Plan is to encourage those employees to provide for their financial security through regular tax deferred savings and to assist them through matching contributions from the Company's profits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee, and Fidelity Employer Services Company LLC, an affiliate of Fidelity, is the recordkeeper (collectively, "Fidelity").

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are salaried or certain non-bargained hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. The Plan provides for automatic enrollment of all eligible newly-hired employees at a two percent deferral rate. Effective September 1, 2006, the Plan implemented an Annual Increase Program whereby newly hired eligible employees will have their deferral rates automatically increased by one percent every March 1st until changed by the employee. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals, as well as Roth catch-up contributions, made on behalf of eligible participants which are allocated to a separate account source.

The Company provides matching contributions to employees participating in the Plan on up to a maximum of six percent of the employee's earnings, as limited by the IRC. The percentage (which varies by division within the Company) is determined in accordance with the Plan agreement, and is based on the profitability of the Company or division during the preceding fiscal year ended October 31.

Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in the funds as specified by participants. Monies may be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Effective January 1, 1997, the Plan was modified to incorporate changes which occurred with the introduction of a new defined benefit pension plan for salaried employees. The modification created a Traditional Option and a Contemporary Option. Participants were required to make a one-time, irrevocable election of one of these options. Generally, employees hired on or after November 1, 1996, are permitted to participate in only the Contemporary Option.

Traditional Option – Under this option, participant and Company contributions are calculated as previously described and participants are fully vested in their account balance at all times.

Contemporary Option – Participants who elected the Contemporary Option receive a higher matching contribution from the Company than participants in the Traditional Option. In the Contemporary Option, the Company match is three times greater for the first two percent of participant contributions than the next four percent. For participants with less than three years of service, the matching contributions to the Contemporary Option do not vest until the participant has completed their third year of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. Except for participants in the Contemporary Option with less than three years of service, the participant also is immediately vested in the matching contributions from the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2009 and 2008, forfeited nonvested accounts totaled $73,445 and $4,332,406, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2009, Company contributions were reduced by $4,961,263 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds which include the following as of October 31, 2009:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 32 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the Plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of the loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment is intended to be made via payroll deductions for actively employed participants. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, if no longer employed by the Company, the participant must either take a lump sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2009 and 2008 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2009	4,489,353	$ 66.81
October 31, 2008	4,000,920	56.49

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Mutual Fund Fees - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers From Affiliate Plans – Transfers represent net assets transferred to the Plan during the year ended October 31, 2009 from the John Deere Tax Deferred Savings Plan for Wage Employees for participants who became participants in the Plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2009 and 2008.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

Subsequent Events – The Plan has evaluated subsequent events through February 23, 2010, the date the financial statements were available to be issued.

New Accounting Standards –FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB Statement No. 157, *Fair Value Measurements*) was adopted by the Plan at the beginning of fiscal year 2009. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption did not have a material effect on the Plan's financial statements.

In 2009, the Plan adopted Accounting Standards Update ("ASU") No. 2009-01, *Statement of Financial Accounting Standards No. 168 – The Financial Accounting Standards Board Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*. This ASU includes FASB Statement No. 168 in its entirety. The ASU establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. Following this ASU, the FASB will issue only ASUs to update the ASC. The adoption did not have a material effect on the Plan's financial statements.

In 2009, the Plan adopted ASC 855, *Subsequent Events* (FASB Statement No. 165, *Subsequent Events*). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued if not widely distributed. The financial statements should reflect all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits. The financial statements should not reflect subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits. An entity must disclose the date through which subsequent events have been evaluated as well as whether that date is the date the financial statements were issued or the date they were available to be issued. The adoption did not have a material effect on the Plan's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends ASC 820, *Fair Value Measurements and Disclosures*. This ASU requires disclosures of transfers in and out of Levels 1 and 2, more detailed roll-forward reconciliations of Level 3 recurring fair value measurements on a gross basis, fair value information by class of assets and liabilities and descriptions of valuation techniques and inputs for Level 2 and 3 measurements. The effective date is fiscal year 2011 except for the roll-forward reconciliations, which are required in fiscal year 2012. The adoption will not have a material effect on the Plan's financial statements.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.

The synthetic GICs include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Rabobank Nederland, State Street Bank and Trust Company, and Natixis Financial Products Inc. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates of the wrapper contracts are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2009	2008
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	3.14 %	4.31 %
Based on interest rate credited to participants (2)	2.43	3.91

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. Fair value is generally determined by bid prices from published sources where available, and, if not available, from other sources considered reliable. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. FAIR VALUE MEASUREMENTS

In accordance with the accounting guidance related to fair value measurements, the Plan classifies its investments into: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, with Level 3 representing the lowest level of input. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at October 31, 2009.

	Fair Value Measurements (in thousands) at October 31, 2009, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 22,268	$ 322	$ 22,590
Residential Mortgage-Backed Securities - Agency		55,493		55,493
Residential Commercial Mortgage Obligations		27,910		27,910
Asset-Backed Securities		44,405	2,529	46,934
Corporate Debt Securities		79,082		79,082
Debt Securities Issued by the U.S.Treasury and Other U.S. Government Corporations and Agencies		253,661		253,661
Certificate of Deposit		2,450		2,450
Foreign Bond		826		826
Mutual Fund	$ 7,798			7,798
Stable Value Common/Collective Trust Fund		1,800		1,800
Wrapper Contracts			318	318
Total Blended Interest Fund	7,798	487,895	3,169	498,862
Deere & Company Common Stock Fund	299,919			299,919
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		62,863		62,863
Mutual Funds	1,689,784			1,689,784
Fidelity BrokerageLink Accounts - Mutual Funds	138,958			138,958
Loans to Participants		29,467		29,467
Total Investments	$ 2,136,459	$ 580,225	$ 3,169	$ 2,719,853

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements (in thousands) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	**Commercial Mortgage-Backed Securities**	**Wrapper Contracts**	**Total**
Beginning balance — November 1, 2008	$ 350		$ 601	$ 951
Realized losses	(10)	(8)		(18)
Unrealized losses	(309)	(73)	(283)	(665)
Purchases, issuances, and settlements	(698)	(98)		(796)
Transfers into Level 3	3,196	501		3,697
Ending balance — October 31, 2009	$ 2,529	$ 322	$ 318	$ 3,169

5. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2009 and 2008 are as follows (dollars in thousands):

	2009	2009 Percent of Net Assets	2008	2008 Percent of Net Assets
Deere & Company Common Stock Fund*	$299,919	11 %	$226,023	10 %
Fidelity Institutional Money Market Fund*	204,266	8	141,201	6
Spartan U.S. Equity Index Advantage Fund*	196,400	7	179,054	8
Fidelity Growth Company Fund*	194,174	7	158,972	7
Fidelity Magellan Fund*	162,561	6	129,855	6
U.S. Treasury Note 4.5% 11/30/11	-	-	162,431	7

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Deere & Company Common Stock Fund*	$ 56,840
Fidelity Asset Manager 20% Fund*	2,336
Fidelity Asset Manager 50% Fund*	5,022
Fidelity Asset Manager 70% Fund*	9,426
Fidelity Asset Manager 85% Fund*	561
Fidelity BrokerageLink Accounts*	20,366
Fidelity Diversified International Fund*	16,710
Fidelity Equity Income Fund*	9,157
Fidelity Freedom 2000 Fund*	149
Fidelity Freedom 2005 Fund*	163
Fidelity Freedom 2010 Fund*	2,334
Fidelity Freedom 2015 Fund*	3,345
Fidelity Freedom 2020 Fund*	4,002
Fidelity Freedom 2025 Fund*	2,791
Fidelity Freedom 2030 Fund*	3,770
Fidelity Freedom 2035 Fund*	2,470
Fidelity Freedom 2040 Fund*	4,200
Fidelity Freedom 2045 Fund*	1,484
Fidelity Freedom 2050 Fund*	1,721
Fidelity Freedom Income Fund*	334
Fidelity Growth Company Fund*	27,114
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool*	8,248
Fidelity Magellan Fund*	25,328
Fidelity OTC Portfolio Fund*	17,874
Fidelity Overseas Fund*	14,872
Fidelity Puritan Fund*	13,724
Fidelity Small Cap Independent Fund*	6,972
Spartan Extended Market Index Fund*	529
Spartan International Index Fund*	841
Spartan US Equity Index Advantage Fund*	13,463
Vanguard Growth Fund	780
Vanguard Small Cap Fund	862
Vanguard Value Fund	567
Net appreciation	$ 278,355

*Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 6,584,712 and 5,861,306 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $248 million and $232 million at October 31, 2009 and 2008, respectively. During the year ended October 31, 2009, the Plan recorded dividend income of approximately $7 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

9. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted the December 21, 2007 contributions of $1,883 of participants of the LESCO Plan to the trustee later than that required by Department of Labor ("D.O.L.") Regulation 2510.3-102. The Company intends to remedy the untimely remittance in accordance with the IRC.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2009 (dollars in thousands).

	2009	2008
Net assets available for benefits per the financial statements	$ 2,708,692	$ 2,300,556
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,549	(5,256)
Net assets available for benefits per the Form 5500	$ 2,721,241	$ 2,295,300

For the year ended October 31, 2009, the following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500 (dollars in thousands).

Increase in net assets per the financial statements	$ 408,136
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2009	12,549
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2008	5,256
Increase in net assets per the Form 5500	$ 425,941

11. SUBSEQUENT EVENT

Effective January 1, 2010, the Regen Technologies Employee Savings Plan merged into the Plan. Total participant balances of $5,717,679 were transferred to the plan in January 2010.

* * * * *

SUPPLEMENTAL SCHEDULES

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND:		
SSgA U.S. Government Short-Term Investment Fund	7,797,493	$ 7,797
ANZ NATL INTL 6.2 7/19/13 144A	660,000	721
ACE 05-SD1 A1 1ML+40 11/50	11,311	11
AMERICN EX FDIC 3.15% 12/09/11	600,000	625
AMCAR 04-DF A4 3.43 7/11	136,495	138
AMCAR 06-1 B 5.2 3/11	3,866	4
APART 07-1 B 5.35% 3/11	240,000	244
APART 07-2M A3A 5.22% 4/10	265,665	270
AMCAR 06-BG A4 5.21% 9/13	673,513	692
BACCT 2006-A16 A16 4.72 5/13	460,000	479
BP CAP MARKETS 5.25% 11/07/13	517,000	571
BP CAPITAL MARKETS 3.125% 3/12	900,000	931
BP CAP MARKETS 1.55% 8/11/11	622,000	631
BACM 04-6 XP CSTR 12/42	3,907,625	37
BACM 05-3 XP CSTR 7/43	10,979,375	91
BACM 04-4 A3 4.128% 7/42	314,956	316
BACM 04-5 XP CSTR 11/41	4,597,064	45
BACM 05-4 XP CSTR 7/45	6,239,230	31
BACM 2006-4 A1 CSTR 5/11	92,548	95
BACM 06-5 A1 5.185% 9/47	187,115	192
BOA FDIC GTD MTN 2.1% 4/30/12	1,047,000	1,064
BANK AMER 4.9% 5/01/13	735,000	765
BANK OF NEW YORK 4.95 1/14/11	145,000	151
BAYC 04-2 A 1ML+43 8/34	157,013	111
BAYC 04-3 A1 1ML+37 1/35	240,713	162
BAYC 04-3 A2 1ML+42 1/35	34,388	21
BAYC 04-3 M1 1ML+50 1/35	51,581	27
BSCMS 04-PWR5 A2 4.254 7/42	440,207	442
BSCMS 04-PWR5 X2 CSTR 7/42	3,064,469	61
BSCMS 04-T16 A3 4.03 2/46	305,723	306
BSCMS 04-T16 X2 CSTR 2/46	2,177,795	41
BSCMS 03-T12 X2 CSTR 8/39	1,556,466	15
BSCMS 04-PWR6 X2 CSTR 11/41	2,763,651	43
BSCMS 2006-T24 X2 CSTR 10/41	7,614,261	106
BSCMS 07-PW15 A1 5.016% 2/44	42,363	44
BRHEA 06-A A2R 5.03% 12/41	2,014,222	1,773
CD 06-CD2 A1 5.3020 1/46	411,656	419
CITEC 06-VT2 A4 5.05% 4/20/14	740,448	748

(Continued)

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
COMM 05-C6 XP CSTR 6/44	12,160,575	50
CPS 07-B A3 5.47% 11/11	304,148	307
CPS 2007-C A3 5.43% 5/12 144A	281,038	286
CANADA GOVT 2.375% 9/10/14	830,000	826
CARAT 07-SN1 B 5.52% 3/15/11	220,000	219
COAFT 05-C A4A 4.71 6/12	983,985	995
COMET 07-B3 B3 5.05% 3/13	2,915,000	2,960
COMET 07-B5 B5 5.4% 5/13	1,370,000	1,399
COMET 09-A2 A2 3.2% 4/14	1,800,000	1,848
COPAR 06-2 A4 4.94% 7/12	345,159	352
CTCDO 04-1A A2 1ML+45 7/39	290,000	55
CARMX 2009-2 A3 1% 4/14	340,000	340
CHAIT 2008-A9 A9 4.3% 5/13	380,000	398
CHAIT 2009-A3 A3 2.4% 6/13	2,080,000	2,120
CCCIT 06-A4 A4 5.45% 5/13	600,000	639
CCCIT 07-B2 B2 5% 4/12	1,870,000	1,899
CCCIT 2009-A3 A3 2.7 6/13	2,400,000	2,456
CGCMT 04-C2 XP CSTR 10/41	2,757,062	47
CGCMT 05-EMG A2 4.2211 9/51	47,956	48
CITI FDG FDIC 1.875% 10/22/12	2,500,000	2,508
CITIGR FDG FDIC 1.875 11/15/12	1,500,000	1,507
CITIGRP FDIC 2% 3/30/12	1,500,000	1,521
CITIBANK FDIC MTN 1.875 6/4/12	1,250,000	1,262
CITIBANK NA FDIC 1.5% 7/12/11	1,820,000	1,837
CWCI 07-C2 A1 CSTR 4/15/47	240,442	246
COMM 01-J2A A1 5.447 7/34	1,117,452	1,154
COMM 06-C8 A1 5.11% 12/46	42,710	43
COMM 06-C8 XP CSTR 12/46	32,804,789	488
COMM 06-CN2A A2FX 5.449 2/19	720,000	710
COMM 04-LB4A XP CSTR 10/37	6,735,653	92
COMM 05-LP5 XP CSTR 5/43	6,027,976	50
GCCFC 2006-GG7 A1 5.7435% 7/38	230,721	235
COMWLTH BK AUS 3.75 10/14 144A	1,500,000	1,515
COMMONWETH MTN2.9 9/17/14 144A	2,860,000	2,855
CORNELL UNIV 4.35% 2/1/14	602,000	636
CPS 06-D A4 5.115% 08/13	1,168,771	1,189
CREDIT SUISSE NY 5% 5/15/13	1,977,000	2,110
CSFB 2002-CP5 A1 4.106 12/35	318,298	324
CSFB 03-C4 A3 CSTR 8/36	463,573	474
CSFB 04-C1 A3 4.321 1/37	335,784	340

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CSFB 04-C4 ASP CSTR 10/39	2,665,045	48
CSFB 04-C3 ASP CSTR 7/36	8,091,137	89
CSMC 07-C3 A1 CSTR 6/39	175,860	181
CSMC 06-C5 ASP CSTR 12/39	20,847,930	433
CSMC 07-C1 A1 5.227 2/40	178,361	182
CSMC 07-C1 ASP CSTR 2/40	34,458,835	480
CSMC 07-C2 A1 5.237 1/49	144,075	147
CSFB 05-C1 ASP CSTR 2/38	6,355,340	45
CSFB 05-C2 ASP CSTR 4/37	5,677,354	64
CREDIT SUISSE MTN 3.45% 7/2/12	1,800,000	1,859
DBS BK LTD 5.125/VAR 5/17 144A	1,000,000	1,025
FHLM ARM 4.889% 3/33 #847126	7,375	8
FHLM ARM 4.69% 11/35 #1B2428	438,259	459
FHLM ARM 4.63% 3/35 #1B2811	218,732	227
FHLM ARM 4.68% 1/36 #847584	87,106	90
FHLM ARM 4.305 6/35 #848083	62,194	65
FHLM ARM 3.88% 1/35 #848084	85,937	88
FHLM ARM 4.542% 4/35 #848085	242,879	252
FHLM ARM 3.479% 3/35 #848086	120,698	124
FHLM ARM 4.482% 4/35 #848088	1,072,340	1,105
FHLM ARM 4.485% 1/35 #848089	47,355	49
FHLM ARM 4.277% 2/35 #848090	322,317	334
FHLM ARM 5.084% 8/35 #1J0005	84,940	89
FHLM ARM 4.941% 11/35 #1J1228	247,743	256
FHLM ARM 5.26% 1/36 #1J1274	195,032	202
FHLM ARM 4.93% 9/35 #1K1215	297,839	309
FHLM ARM 5.78% 10/35 #1N0063	69,033	73
FHLM ARM 5.37% 12/35 #1N0106	315,399	331
FHLM ARM 5.62% 12/35 #1N0117	335,176	341
FHLM ARM 5.15% 8/36 #1B7241	153,588	161
FHLM ARM 5.62% 1/36 #1G1820	457,702	481
FHLM ARM 5.34% 6/35 #1L0097	152,837	157
FHLM ARM 4.83% 11/35 #1Q0166	338,362	354
FHLM ARM 4.486% 5/35 #1Q0758	370,866	383
FHLB 1.625% 7/27/11	6,000,000	6,070
FHLB 1.75% 8/22/12	1,190,000	1,198
FHLB 1.625% 11/21/12	8,845,000	8,838
FHR 2382 MB 6% 11/16	395,094	421
FHLM ARM 4.441% 2/34 #781229	45,885	47
FNR 96-28 PK 6.5 7/25	330,393	358

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTNUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA 5% 2/16/12	2,390,000	2,591
FHLMC 2.125% 3/23/12	4,612,000	4,699
FHLMC 1.125% 12/15/11	3,160,000	3,156
FNMA 15YR 7.00% 10/14 #252799	2,562	3
FNMA 15YR 7.00% 11/14 #252870	58,483	62
FNMA 15YR 6.50% 5/32 #254343	171,444	185
FNMA 15YR 4.00% 9/18 #254919	775,019	807
FNMA 15YR 7.00% 2/12 #313302	16,429	17
FNMA 15YR 6.50% 6/14 #323794	165,599	175
FNMA 15YR 7.00% 2/13 #414328	4,123	4
FNMA 15YR 6.50% 6/13 #420037	35,750	38
FNMA 15YR 6.00% 10/13 #446050	13,465	14
FNMA 15YR 7.00% 10/13 #449457	28,465	30
FNMA 15YR 6.00% 6/14 #481297	28,140	30
FNMA 15YR 7.00% 7/14 #504647	876	1
FNMA 15YR 7.00% 11/14 #512139	1,187	1
FNMA 15YR 7.00% 3/15 #525411	8,172	9
FNMA 15YR 7.00% 9/16 #545226	65,060	70
FNMA 15YR 7.00% 3/17 #545582	208,565	223
FNMA 15YR 7.00% 8/17 #545912	2,549	3
FNMA 15YR 7.00% 9/15 #553148	6,155	7
FNMA 15YR 6.50% 6/15 #555720	169,798	179
FNMA 15YR 6.00% 4/16 #574415	1,776	2
FNMA 15YR 6.00% 1/15 #594280	5,781	6
FNMA 15YR 6.00% 9/17 #656539	184,244	200
FNMA 15YR 6.00% 12/17 #663675	13,592	15
FNR 03-81 NY 4.5 9/16	1,900,000	1,966
FNR 03-123 AB 4 10/16	766,713	790
FNR 2004-7 J 4% 7/17	916,386	954
FNR 2004-3 BA 4% 7/17	581,288	605
FHR 2626 NA 5 6/23	274,971	280
FHR 2635 DG 4.5% 1/18	1,043,934	1,095
FHR 2677 LC 4.5 6/15	287,798	291
FHR 2702 AB 4.5% 7/27	1,211,726	1,243
FHR 2786 GA 4 8/17	425,421	441
FHR 2780 A 4% 12/14	635,483	644
FHR 2809 UA 4 12/14	21,645	22
FNR 06-49 CA 6% 2/31	618,381	642
FHR 2867 EA 4.5% 11/18	341,185	352
FHR 2885 PC 4.5 3/18	681,269	712

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHR 2901 UM 4.5% 1/30	1,268,516	1,316
FHR 3077 GA 4.5% 8/19	626,535	654
FNR 2008-29 CA 4.5% 9/35	2,320,469	2,437
FNR 2008-95 AD 4.5% 12/23	2,251,545	2,351
FNMA 2% 1/9/12	4,730,000	4,808
FHR 3555 CM 4% 12/14	4,874,486	5,069
FHR 3555 KH 4% 12/14	4,935,011	5,110
FNMA ARM 4.318% 3/33 #694530	16,353	17
FNMA ARM 4.801% 2/33 #695019	35,940	37
FNMA ARM 3.984% 5/33 #703915	8,017	8
FNMA ARM 4.57% 6/33 #712321	62,043	65
FNMA 15YR 7.00% 11/18 #725746	98,427	103
FNMA ARM 4.68% 11/34 #735011	262,366	271
FNMA 15YR 7.00% 8/11 #744150	12,384	13
FNMA ARM 5.01% 11/35 #745124	185,753	193
FNMA ARM 5.51% 4/36 #745672	280,285	293
FNMA 15YR 4.50% 7/20 #745874	327,981	346
FNMA ARM 5.541% 11/36 #745972	257,628	268
FNMA ARM 3.753% 10/33 #746320	48,079	50
FNMA 15YR 6.50% 12/18 #747888	290,638	312
FNMA ARM 4.358% 10/33 #754672	13,609	14
FNMA ARM 3.752% 10/33 #755148	35,449	36
FNMA 20YR 5.50% 6/23 #763083	456,700	485
FNMA ARM 4.455% 3/35 #773281	69,157	71
FNMA ARM 4.499% 3/35 #783587	148,017	152
FNMA ARM 5.05% 7/34 #801635	19,354	20
FNMA ARM 4.53% 12/34 #802852	289,992	298
FNMA ARM 4.293% 3/35 #815586	22,621	23
FNMA ARM 4.75% 5/35 #815626	74,906	78
FNMA ARM 5.12% 6/35 #823810	84,551	88
FNMA ARM 4.96% 6/35 #825388	211,567	218
FNMA ARM 4.520% 8/35 #829603	85,291	88
FNMA ARM 4.555% 7/35 #832099	143,883	149
FNMA ARM 5.344% 7/35 #834917	15,875	16
FNMA ARM 5.349% 12/34 #843013	53,760	55
FNMA ARM 5.280% 3/35 #843014	20,275	21
FNMA ARM 5.23% 12/35 #846701	332,191	348
FNMA ARM 4.893% 10/35 #847787	89,865	92
FNMA ARM 5.40% 11/35 #879153	195,624	203
FNMA ARM 6.25% 6/36 #886983	40,891	42

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.86% 7/35 #888382	443,548	461
FNMA ARM 5.07% 9/36 #888398	950,823	999
FNMA 15YR 4.50% 12/18 #888889	1,561,253	1,647
FNMA 15YR 4.50% 6/18 #889335	1,251,052	1,320
FNMA 15YR 4.50% 12/18 #889336	1,449,313	1,529
FNMA ARM 4.36% 10/37 #889704	224,346	234
FNMA ARM 4.21% 5/35 #889946	405,917	417
FNMA ARM 4.90% 2/36 #995015	4,311,854	4,470
FNMA ARM 4.59% 7/35 #995016	278,697	289
FNMA ARM 4.30% 2/35 #995017	477,428	493
FNMA ARM 4.987% #995269	2,951,810	3,027
FNMA ARM 4.785% 2/36 #995271	691,430	723
FNMA ARM 4.898% 5/35 #995272	49,763	51
FNMA ARM 4.58% 7/35 #995273	155,572	161
FNMA ARM 4.765% 1/34 #995274	11,391	12
FNMA ARM 4.53% 10/35 #995414	334,321	344
FNMA ARM 4.55% 10/35 #995415	1,610,170	1,666
FNMA ARM 4.715% 11/35 #995604	1,993,452	2,080
FNMA ARM 4.647% 4/35 #995605	424,927	436
FNMA ARM 4.512% 12/36 #995606	420,841	436
FNMA ARM 4.545% 12/36 #995607	274,593	284
FNMA ARM 5.075% 7/34 #995609	167,266	173
FNMA 15YR 5.00% 12/18 #995756	651,361	695
FNMA 15YR 5.00% #995836	2,314,110	2,466
FNMA 15YR 5.00% 1/21 #995861	1,021,899	1,090
FNMA ARM 4.807% 1/35#AD0064	724,943	740
FNMA ARM 5.129% 9/35#AD0065	2,606,170	2,707
FNMA ARM 4.285% 7/33#AD0066	186,740	193
FNMA ARM 3.206% 4/36#AD0068	157,882	161
FNMA 15YR 4.50% 8/24 #AD0116	3,248,879	3,427
FNMA 15YR 4.50% 8/24 #AD0117	5,484,295	5,787
FNMA 15YR 4.50% 7/18 #AD0118	2,879,013	3,038
FNMA ARM 4.82% 2/36 #AD0175	110,598	115
FNMA ARM 4.49% 4/35 #AD0176	1,022,101	1,058
FNMA ARM 3.32% 9/34 #AD0177	109,719	113
FNMA ARM 3.334% 4/36 #AD0178	111,003	113
FHASI 04-FL1 2A1 6ML+30 12/34	35,156	22
FLEETBOSTON FIN 7.375% 12/1/09	830,000	834
FORDO 07-A B 5.6% 10/12	195,000	207
FORDO 2009-B A2 2.46 11/11TALF	260,000	262

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FORDO 2009-B A3 2.79 8/13TALF	500,000	510
FORDO 09-D A3 2.17% 10/15/13	300,000	303
FRNK 07-1 A4 5.03 2/15	645,000	667
FHLT 04-1 M2 1ML+50 2/34	97,045	77
GEMNT 07-1 B 4.95% 3/13	1,290,000	1,305
GEMNT 2007-3 A2 5.4% 6/13	4,000,000	4,099
GEMNT 2007-3 B 5.49% 6/13	1,355,000	1,384
GECMC 07-C1 XP CSTR 12/49	21,373,465	149
GMACC 04-C2 A2 CSTR 8/38	308,779	315
GMACC 04-C3 X2 CSTR 12/41	3,272,781	37
GMACC 05-C1 X2 CSTR 5/43	4,421,553	51
GMAC INC FDIC 1.75% 10/30/12	1,500,000	1,503
GECMC 04-C2 A2 4.119% 3/40	242,630	246
GE CAP 5.2% 2/01/11	1,645,000	1,720
GECAP MTN 5.9% 5/13/14	860,000	941
GE CAP CORP 3.5% 8/12	3,040,000	3,124
GE CAP FDIC 1.8% 3/11/11	2,260,000	2,292
GE CAP FDIC MTN 2.625 12/28/12	1,720,000	1,766
GE CAP FDIC GMTN 2% 9/28/12	2,060,000	2,078
GNR 02-35 C CSTR 10/23	2,647	3
GPMH 01-1 IA 1ML+34 4/32	61,019	60
GCCFC 05-GG3 XP CSTR 8/42	13,613,393	217
HSBC USA FDIC 3.125% 12/16/11	1,100,000	1,146
HAT 2006-2 A4 5.67% 6/13	795,000	824
HAT 07-1 A4 5.33% 11/18/13	845,000	891
HART 06-1 B 5.29 11/12	23,153	23
HART 2007-A A3A 5.04 1/12	423,021	432
HART 2009-A A3 2.03% 8/13	340,000	343
ING SEC LIFE 4.25 1/15/10 144A	2,000,000	1,986
IMM 04-9 M2 1ML+65 1/35	53,594	12
IMM 04-9 M3 1ML+70 1/35	39,425	6
IMM 04-9 M4 1ML+105 1/35	20,329	4
JPMORGAN CHASE 4.75% 5/1/13	1,315,000	1,394
JPMC CO MTN 4.65% 6/14	1,500,000	1,582
JPMCC 2001-C1 A2 5.464 10/35	126,900	128
JPMCC 03-CB7 X2 CSTR 1/38	1,408,986	9
JPMCC 04-CBX X2 CSTR 1/37	9,772,515	113
JACKSON NATL 5.375% 5/8/13 144	455,000	460
JPMRT 2006-A A4 5.14% 12/14	709,858	733
JPMORGAN FDIC 3.125 12/1/11 DT	626,000	652

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
KFW GLB 4.75 5/15/12	1,320,000	1,427
KFW GLB 3.5 5/16/13	1,500,000	1,570
LBUBS 07-C1 A1 CSTR 2/15/40	149,023	153
LBUBS 07-C2 A1 5.226 2/40	139,110	142
LBUBS 00-C3 A2 7.95 1/10	364,187	366
LBUBS 00-C5 A2 6.51 12/26	1,846,688	1,909
LBUBS 01-C2 A2 6.653 11/27	310,000	325
LBUBS 04-C6 A2 4.187% 8/29	142,690	143
LBUBS 04-C6 XCP CSTR 8/36	3,843,546	38
LBUBS 04-C8 XCP CSTR 12/39	2,094,966	22
LBUBS 04-C2 A3 3.973% 3/29	695,000	680
MLCFC 07-6 A1 5.175% 3/12/51	144,122	147
MVCOT 05-2 A 4.6% 10/27	191,197	174
MVCOT 06-2A A 5.417% 10/28	175,392	152
MVCOT 06-2A B 5.467% 10/28	37,288	21
MASSMUTUAL GL 3.625% 7/12 144A	400,000	412
MARM 04-11 1A4 1ML+49 11/34	9,530	8
MBART 2009-1 A3 1% 1/15/14	470,000	471
MLMT 04-MKB1 A2 4.353% 2/42	948,829	956
MLMT 04-KEY2 A2 4.166% 8/39	753,151	753
MLMT 04-BPC1 XP CSTR 9/41	8,886,551	146
MLMT 05-MKB2 XP CSTR 9/42	2,080,983	15
MLMT 05-MCP1 XP CSTR 6/43	5,008,475	88
MET LIFE GLBL 5.75 7/25/11 144	4,600,000	4,858
MLCFC 06-3 XP CSTR 7/46	12,236,035	291
MONUMENTAL GLBL 5.5% 4/13 144A	207,000	212
MSTDW GLBL 6.75% 4/15/11	185,000	197
MSC 04-HQ4 X2 CSTR 4/40	4,369,003	40
MSC 04-HQ3 A2 4.05 1/41	288,139	290
MSC 05-TOP17 X2 CSTR 12/41	3,793,109	62
MSC 05-IQ9 X2 CSTR 7/56	5,064,587	106
MSC 05-HQ5 X2 CSTR 1/42	5,251,956	32
MSC 2006-HQ8 A1 5.124 3/44	33,222	33
MSDWC 01-PPM A2 6.4 2/31	287,813	298
MSC 2007-HQ11 A1 CSTR 2/44	267,582	275
MORGAN STAN FDIC 3.25% 12/1/11	1,310,000	1,367
NATL AUST BK 5.35% 6/12/13 144	250,000	268
NATL AUSTL BK A 8.6% 5/19/10	575,000	600
NCSLT 2007-2 AIO 6.7% 7/12	1,450,000	226
NCSLT 2006-2 AIO 6% 8/11	295,000	24

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
NCSLT 04-2 AIO 9.75% 10/14	774,250	147
NCSLT 05-1 AIO 6.75% 12/09	400,000	4
NCSLT 06-1 A-IO 5.5 4/11	1,290,000	77
NCSLT 2006-3 AIO 7.1% 1/12	475,000	63
NCSLT 06-4 AIO 6.35% 02/12	1,720,000	216
NCSLT 2007-1 AIO 7.27% 4/12	2,050,000	324
NAVOT 05-A A4 4.43 1/14	248,830	252
NY LIFE 2.25% 12/14/12 144A	970,000	969
NYLIFE GLB4.65% 5/9/13 144A	960,000	1,015
NALT 2009-B A3 1 1/15	530,000	532
NORD 07-1A A 4.92 5/13 144A	2,110,000	2,138
NEF 05-1 A5 4.74 10/45	635,500	588
PERF 05-2 A2 5.03 3/14	2,355,601	2,475
PPSI 04-WHQ2 A3E 1ML+42 2/35	77,233	73
PRES & FELLOWS 3.7% 4/1/13	2,250,000	2,336
PROCTOR&GAMBLE INTL 1.35% 8/11	1,088,000	1,097
RABOBANK NEDER 2.65% 8/12 144A	3,900,000	3,947
ROYALBK Y$CD 2.25% 3/15/13	2,448,000	2,450
SBC COMM GLBL 6.25 3/15/11	2,465,000	2,622
SVOVM 05-A A 5.25 2/21	222,187	205
SBM7 00-C3 A2 6.592 12/33	779,944	797
SBM7 00-C1 A2 7.52 12/09	92,671	93
SHELL INTL FIN 1.3% 9/22/11	1,200,000	1,206
LLL 1997-LLI D 7.15 10/34	310,564	335
SASC 04-GEL1 A 1ML+36 2/34	32,428	20
SVENSKA MTN 2.875 9/14/12 144A	2,150,000	2,161
TIAA GLOB MKTS 4.95% 7/13 144	1,080,000	1,143
TAROT 2006-C A4 5.31% 5/13	548,080	560
TAROT 2006-B A3 5.41% 8/11	47,513	48
TAROT 2006-B A4 5.52% 11/12	1,075,000	1,098
US CNTRL FED CU 1.9% 10/19/12	910,000	911
USTN 4.625% 8/31/11	6,800,000	7,273
USTN 4.75% 5/31/12	14,450,000	15,756
USTN 2.75% 2/28/13	12,100,000	12,555
USTN 3.125% 9/30/13	3,173,000	3,324
USTN 2.75% 10/31/13	3,296,000	3,403
USTN 2% 11/30/13	16,862,000	16,911
USTN 1.75% 11/15/11	10,063,000	10,229
USTN 1.875% 2/28/14	5,800,000	5,759
USTN 1.75% 3/31/14	3,097,000	3,054

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
USTN 1.875% 4/30/14	6,567,000	6,497
USTN 1.875% 6/15/12	59,869,000	60,847
USTN 1.375% 10/15/12	66,681,000	66,613
USTN 1% 10/31/11	10,063,000	10,082
VWALT 2009-A A3 3.41% 4/12	1,500,000	1,543
WBCMT 05-C22 A1 4.98 12/44	211,727	214
WBCMT 03-C6 A2 4.498 8/35	332,629	337
WBCMT 03-C7 A1 4.241 10/35	989,773	1,003
WBCMT 03-C8 A3 4.445% 11/35	1,375,000	1,374
WBCMT 04-C14 A2 4.368 8/41	582,656	583
WBCMT 04-C15 XP CSTR 10/41	11,881,035	191
WBCMT 2006-C27 A1 5.405% 7/45	288,445	294
WALOT 06-2 B 5.29% 6/12	320,000	331
WALOT 07-1 B 5.38% 7/20/12	990,000	1,031
WBCMT 2007-C30 XP CSTR 12/43	20,740,255	320
WACHOVIA CORP 3ML+13 10/15/11	758,000	746
WALMART STORES MTN 3.2% 5/14	770,000	789
WELLS FARGO 3.98 10/29/10	2,060,000	2,121
WELLS FARGO 4.2% 1/15/10	1,525,000	1,535
WESTO 05-3 B 4.50 5/13	200,061	201
Fidelity Advisor Stable Value Portfolio*		1,800
State Street Wrapper		195
Rabobank Nederland Wrapper		122
Natixis Financial Products Inc. Wrapper		-
JP Morgan Chase Wrapper		-
Total Blended Interest Fund		498,862
DEERE & COMPANY COMMON STOCK*	6,584,712	299,919
FIDELITY INTERMEDIATE BOND COMMINGLED POOL - PYRAMIS INTERMEDIATE DURATION COMMINGLED POOL*	4,968,584	62,863

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MUTUAL FUNDS:		
Fidelity Asset Manager 20% Fund*	1,852,797	21,844
Fidelity Asset Manager 50% Fund*	2,453,223	32,579
Fidelity Asset Manager 70% Fund*	4,051,827	55,510
Fidelity Asset Manager 85% Fund*	401,969	4,406
Fidelity Cash Reserves*	17,236,114	17,236
Fidelity Diversified International Fund*	1,852,797	92,475
Fidelity Equity Income Fund*	2,349,622	86,584
Fidelity Freedom Income Fund*	463,618	4,928
Fidelity Freedom 2000 Fund*	173,167	1,962
Fidelity Freedom 2005 Fund*	248,279	2,448
Fidelity Freedom 2010 Fund*	1,993,765	24,464
Fidelity Freedom 2015 Fund*	3,034,440	30,951
Fidelity Freedom 2020 Fund*	2,865,265	34,870
Fidelity Freedom 2025 Fund*	2,157,001	21,635
Fidelity Freedom 2030 Fund*	2,604,873	30,920
Fidelity Freedom 2035 Fund*	1,954,682	19,156
Fidelity Freedom 2040 Fund*	5,016,906	34,265
Fidelity Freedom 2045 Fund*	1,234,692	9,952
Fidelity Freedom 2050 Fund*	1,439,477	11,415
Fidelity Growth Company Fund*	3,140,960	194,174
Fidelity Institutional Money Market Fund*	204,265,772	204,266
Fidelity Magellan Fund*	2,768,415	162,561
Fidelity OTC Portfolio Fund*	2,057,959	82,524
Fidelity Overseas Fund*	3,180,081	95,911
Fidelity Puritan Fund*	8,129,850	124,143
Fidelity Select Money Market Fund*	233,794	234
Fidelity Small Cap Independendent Fund*	5,145,939	64,890
Fidelity U.S. Government Reserve Pool*	31,013	31
Spartan Extended Market Index Fund*	184,392	5,117
Spartan International Index Fund*	143,872	4,719
Spartan U.S. Equity Index Advantage Fund*	5,352,969	196,400
Spartan U.S. Treasury Money Market Fund*	165,610	166
Vanguard Growth Fund	218,198	5,062
Vanguard Small Cap Fund	294,966	6,628
Vanguard Value Fund	294,072	5,358
Total Mutual Funds		1,689,784

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FIDELITY BROKERAGELINK ACCOUNTS*		138,958
LOANS TO PARTICIPANTS (AT INTEREST RATES OF 4.75% TO 10.75% MATURING FROM NOVEMBER 2009 THROUGH OCTOBER 2019).*		29,467
Total Investments		$ 2,719,853

* Represents a party-in-interest to the Plan.

** Cost infomation is not required for participant-directed investments and therefore is not included.

JOHN DEERE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED OCTOBER 31, 2009

Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
Deere & Company	Employer/Plan Sponsor	Participant contributions for employees from the December 21, 2007 payroll were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$ 1,883

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: 24 February 2010



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 2-90384, 33-49742, 33-55549, 333-62665, and 333-140980 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 23, 2010, relating to the financial statements and supplemental schedules of the John Deere Savings and Investment Plan, appearing in this Annual Report on Form 11-K of John Deere Savings and Investment Plan for the year ended October 31, 2009.

Deloitte & Touche LLP

Chicago, Illinois
February 23, 2010

Member of
Deloitte Touche Tohmatsu